UNITED STATES SECURITIES AND EXCHANGE COMMISSION

September 5, 2023

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Midwest Holding, Inc.

File No. 001-39812 - CTR#3706

Midwest Holding, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended 8-K filed on February 5, 2021 [DATE].

Based on representations by Midwest Holding, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public:

Exhibit 10.2 until December 31, 2026
Exhibit 10.4 until December 31, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Legal Branch Chief